State of Delaware
Secretary of State
Division of Corporations
Delivered 03:24 PM 06/26/2020
FILED 03:24 PM 06/26/2020
SR 20205938666 - File Number 3144903

# CERTIFICATE OF FORMATION
# OF
# ChipBrain LLC

(A Delaware Limited Liability Company)

**<u>First</u>:** The name of the limited liability company is: ChipBrain LLC

**<u>Second</u>:** Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this June 26, 2020.

Michael J. Bell

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President